Exhibit 12.1

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

Our consolidated ratios of earnings to fixed charges for each of the periods indicated are as follows:

	Year Ended December 28, 2013	Year Ended December 29, 2012	Year Ended December 31, 2011	Year Ended January 1, 2011	Year Ended January 2, 2010
Earnings(1)
(Loss) income before income taxes	$(27.4)	$(8.7)	$(144.2)	$2.6	$(57.8)
Interest capitalized during the period	(1.9)	(1.5)	(3.2)	(2.1)	(1.2)
Total fixed charges	322.8	330.1	328.7	362.5	387.2

Adjusted earnings	$293.5	$319.9	$181.3	$363.0	$328.2

Fixed Charges
Interest expense	$306.1	$311.8	$307.6	$341.7	$358.5
Interest capitalized during the period	1.9	1.5	3.2	2.1	1.2
Interest portion of rent expense	14.8	16.8	17.9	18.7	27.5

Total Fixed Charges	$322.8	$330.1	$328.7	$362.5	$387.2

Ratio of earnings to fixed charges	N/A	N/A	N/A	1.0	N/A

Coverage deficiency	$29.3	$10.2	$147.4	—	$59.0

Rent expense, net of sublease income	$44.3	$50.4	$53.7	$56.1	$82.6
Interest factor	33%	33%	33%	33%	33%

Interest in rent expense	$14.8	$16.8	$17.9	$18.7	$27.5

(1)	In computing the ratio of earnings to fixed charges: (a) earnings consist of (loss) income before income taxes and fixed charges (exclusive of interest capitalized) and (b) fixed charges consist of interest and amortization of debt discount and expense (including amounts capitalized) and the estimated interest portion of rents.
(2)	Income (loss) from continuing operations before income taxes and fixed charges for the years ended December 28, 2013, December 29, 2012, December 31, 2011 and January 2, 2010 were inadequate to cover fixed charges for the period by $29.3 million, $10.2 million, $147.4 million and $59.0 million, respectively.